Exhibit 99(g)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of

Oncor Electric Delivery Company LLC

Energy Plaza

1601 Bryan Street

Dallas, TX 75201

We have examined management’s assertion that Oncor Electric Delivery Company LLC (the “Company”) has complied in all material respects, as of and for the year ended December 31, 2010, with the established minimum servicing standards for the Series 2003-1 Transition Property Servicing Agreement dated August 21, 2003 and the Series 2004-1 Transition Property Servicing Agreement dated June 7, 2004 described in the accompanying Management’s Assertion of Compliance with Servicing Standards, including Appendix I thereto. Management is responsible for the Company’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the AICPA attestation standards, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with its minimum servicing standards.

In our opinion, management’s assertion that the Company complied, in all material respects, with the aforementioned minimum servicing standards as of and for the year ended December 31, 2010, is fairly stated, in all material respects based on the criteria set forth in Appendix I.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 22, 2011

MANAGEMENT’S ASSERTION OF COMPLIANCE WITH SERVICING STANDARDS

As of and for the year ended December 31, 2010, Oncor Electric Delivery Company LLC (the “Company”) has complied, in all material respects, with the Company’s established minimum servicing standards for the Series 2003-1 Transition Property Servicing Agreement dated August 21, 2003 and the Series 2004-1 Transition Property Servicing Agreement dated June 7, 2004 as set forth in Appendix I as attached (the “Standards”).

Robert S. Shapard	/s/ ROBERT S. SHAPARD Chairman of the Board and Chief Executive Oncor Electric Delivery Company LLC	February 22, 2011

David M. Davis	/s/ DAVID M. DAVIS Senior Vice President and Chief Financial Officer Oncor Electric Delivery Company LLC	February 22, 2011

Richard C. Hays	/s/ RICHARD C. HAYS Controller Oncor Electric Delivery Company LLC	February 22, 2011

APPENDIX I

ONCOR ELECTRIC DELIVERY COMPANY LLC’S MINIMUM SERVICING STANDARDS

I. GENERAL SERVICING AND ADMINISTRATION

1. Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the Series 2003-1 Transition Property Servicing Agreement dated August 21, 2003 and the Series 2004-1 Transition Property Servicing Agreement dated June 7, 2004, both agreements between Oncor Electric Delivery Transition Bond Company LLC, as Issuer, and Oncor Electric Delivery Company LLC, as Servicer, (collectively, the “Servicing Agreements”).

2. Collateral or security on the transition bonds is maintained as required by the Financing Order of the Public Utility Commission of Texas (“PUCT”) under Docket No. 25230 (“Financing Order”).

II. CUSTODIAL BANK ACCOUNTS

1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:

•	Be mathematically accurate

•	Be prepared within thirty (30) calendar days after the bank statement cutoff date

•	Be reviewed and approved by someone other than the person who prepared the reconciliation

•	Document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2. Each custodial account shall be maintained at a federally insured depository institution in trust as set forth in the Financing Order.

3. Related cash accounts, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained as set forth in the Financing Order.

4. Deposits held in trust for a retail electric provider (“REP”) shall be returned to the REP within thirty (30) calendar days of a reduction in activity qualifying for a deposit reduction as set forth in the Financing Order.

5. Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the Financing Order.

III. PAYMENTS

1. Payments made by the REPs in accordance with the PUCT rules shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

2. Payments made by the REPs in accordance with the PUCT rules shall be posted to the applicable receivable records within three business days of receipt.

IV. DISBURSEMENTS

1. Disbursements made via wire transfer on behalf of Oncor Electric Delivery Transition Bond Company LLC shall be made only by authorized personnel.

2. Disbursements made on behalf of a REP shall be posted within two business days to the accounting records maintained by the servicing entity.

3. Amounts remitted to investors per the servicer’s investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

4. Amounts due to investors are allocated and remitted on February 15 and August 15 for Tranche I Transition Bonds and May 15 and November 15 for Tranche II Transition Bonds per the Servicing Agreement.

V. INVESTOR ACCOUNTING AND REPORTING

1. Monthly and Semi-Annual Servicer’s Certificates are prepared in the timeframe set forth in and delivered to the parties required under the Servicing Agreements.

2. Monthly and Semi-Annual Servicer’s Certificates provide the information as calculated in accordance with the terms of, and shown in the predetermined format as specified in, the Servicing Agreements.

VI. TRANSITION PROPERTY ACCOUNTING

1. Adjustments in amount of collections billed shall be computed based on the related PUCT order.

2. Deposit amounts shall be analyzed, in accordance with the PUCT rules no more frequently than quarterly to ensure that any deposits for REPs required under the Financing Order accurately reflect two months’ maximum collections.

3. Interest on deposit accounts shall be paid, or credited, to REPs in accordance with the PUCT rules as set forth in the Financing Order.

VII. DELINQUENCIES

1. Records documenting collection efforts shall be maintained during the period a REP is in default and shall be updated at least monthly. Such records shall describe the entity’s activities in monitoring delinquent contracts including, for example, phone calls, letters, and payment rescheduling plans in cases where the delinquency is deemed temporary.